FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 3

to

ANNUAL REPORT

of

OESTERREICHISCHE KONTROLLBANK AKTIENGESELLSCHAFT

(Name of Registrant)

and

THE REPUBLIC OF AUSTRIA

(Guarantor and Co-Signatory)

Date of end of last fiscal year: December 31, 2012

SECURITIES REGISTERED

(As of the close of the fiscal year)*

Title of Issue	Amount as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

*	The Registrant files annual reports on Form 18-K on a voluntary basis.

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

Marc O. Plepelits, Esq.

Shearman & Sterling LLP

Gervinusstrasse 17

60322 Frankfurt am Main, Germany

This Amendment No. 3 to Annual Report on Form 18-K for the year ended December 31, 2012 is jointly filed by Oesterreichische Kontrollbank Aktiengesellschaft (“OeKB”), a corporation incorporated under the laws of the Republic of Austria (“Austria”), and Austria.

Recent Developments—Republic of Austria—Form of Government and Political Parties

Elections for the Nationalrat were held on September 29, 2013. The composition of the Nationalrat following the elections and the current compositions of the Bundesrat are as follows:

	Nationalrat	Bundesrat
	2013 Elections	Composition since August 2013
Austrian Social Democratic Party (SPÖ)	52	22
Austrian People’s Party (ÖVP)	47	25
Austrian Freedom Party (FPÖ)	40	9
Green Party (Grüne)	24	4
Team Stronach for Austria (Team Stronach)	10	—
NEOS – The New Austria (NEOS)	9	—
Without party affiliation	1	1
Total	183	61

Source: Data published by the Parliament of Austria.

On October 15, 2013, the SPÖ, led by Federal Chancellor Werner Faymann, and the ÖVP, led by Vice Chancellor and Foreign Minister Michael Spindelegger, officially started negotiations with the aim of continuing the existing coalition government.

This report is intended to be incorporated by reference into OeKB’s and Austria’s prospectus dated October 9, 2012 and any future prospectus filed by OeKB and Austria with the Securities and Exchange Commission to the extent such prospectus states that it incorporates by reference this report.

SIGNATURE OF OESTERREICHISCHE KONTROLLBANK AKTIENGESELLSCHAFT

Pursuant to the requirements of the Securities Exchange Act of 1934, Oesterreichische Kontrollbank Aktiengesellschaft has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vienna, Austria, on the 28th day of October, 2013.

OESTERREICHISCHE KONTROLLBANK AKTIENGESELLSCHAFT

/s/ WALTRAUT BURGHARDT
Name:	Mag. Waltraut Burghardt
Title:	Senior Director

/s/ ANISH GUPTA
Name:	Mag. Anish Gupta
Title:	Associate Director

SIGNATURE OF THE REPUBLIC OF AUSTRIA

Pursuant to the requirements of the Securities Exchange Act of 1934, the Republic of Austria has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vienna, Austria, on the 28th day of October, 2013.

THE REPUBLIC OF AUSTRIA

/s/ MAG. SILVIA MACA
Name:	Mag. Silvia Maca
Title:	Director, Head of the Division for Export Financing and International Export Promotion Policy Ministry of Finance of the Republic of Austria

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